UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 9)

Under the Securities Exchange Act of 1934

Crown Crafts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

228309100

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2008

 (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

CUSIP No. 228309100	13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 522,600 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 522,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,600 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 594,000 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 594,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,135 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 335,135 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,135 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,116,600 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,116,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,600 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 228309100	13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,135 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 335,135 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,135 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,600 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,600 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,463,335 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,463,335 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,335 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,451,735 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,451,735 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,735 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 10 of 14 Pages

This Amendment No. 9 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on May 17, 2002, as further amended by Amendment No. 1 filed on January 28, 2003, as further amended by Amendment No. 2 filed on February 20, 2003, as further amended by Amendment No. 3 filed on May 12, 2003, as further amended by Amendment No. 4 filed on June 28, 2007, as further amended by Amendment No. 5 filed on July 31, 2007, as further amended by Amendment No. 6 filed on October 11, 2007, as further amended by Amendment No. 7 filed on December 4, 2007 and as further amended by Amendment No. 8 filed on June 30, 2008 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined below) with respect to shares of common stock, par value $0.01 (the “Common Shares”) of Crown Crafts, Inc. (the “Issuer”), whose principal executive offices are located at 916 South Burnside Avenue, Gonzales, Louisiana 70737. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

As a result of discussions between the Wynnefield Reporting Persons and representatives of the Issuer regarding the concerns of the Wynnefield Reporting Persons which prompted their filing of the Nomination Letter on June 20, 2008, the Wynnefield Reporting Persons and the Issuer have entered into a Governance and Standstill Agreement, dated as of July 1, 2008 (“Agreement”). The Agreement addresses a number of longstanding issues raised by the Wynnefield Reporting Persons, and, among other things, provides for additional Board representation for the Wynnefield Reporting Persons and the creation of a Strategic Review Committee to examine strategic alternatives available to the Issuer in order to create value for the benefit of all stockholders.

Under the terms of the Agreement, one of the Nominees of the Wynnefield Reporting Persons, Joseph Kling, was immediately elected to the Board and the Issuer agreed to include Mr. Kling in its slate of nominees for election as a Class III director of the Board at the Issuer’s 2008 Annual Meeting and use its reasonable best efforts to cause the re-election of Mr. Kling to the Board at the 2008 Annual Meeting. The election of Mr. Kling will temporarily increase the size of the Board to eight (8) directors until the 2008 Annual Meeting, after which the Issuer shall immediately reduce the Board to seven (7) directors.

The Wynnefield Reporting Persons also have the right to designate an individual reasonably acceptable to the Issuer (the “Alternate Designee”) to fill any vacancy in the Board prior to the earlier of (A) the date immediately following the date of the 2009 Annual Meeting or (B) August 31, 2009 (“Restricted Period”) created by the resignation, death or removal of Mr. Kling or resulting from the failure of Mr. Kling to be re-elected to the Board at the 2008 Annual Meeting.

Mr. Kling, 78 years old, will add to the Board a person with significant board experience, business acumen and a commitment to improving the Issuer’s performance, its corporate governance and building stockholder value. Since 1989, he has been a consultant to various companies in the toy industry and the infant and juvenile apparel industries, providing consulting and advisory services to companies in connection with mergers and acquisitions as well as acquisitions of intellectual property licenses and rights. From 1988 to 2007, Mr. Kling served as a member of the board of directors of Russ Berrie and Company, Inc., a NYSE listed company and a leader in the gift and juvenile products industry. He has also served as a member of the compensation committee and audit committee of the board of directors of Russ Berrie. Since April 1991, Mr. Kling has served as president and chief executive officer of MLJ, Inc., his privately-held consulting company. From 1985 to 1989, Mr. Kling also served as Chief Executive Officer of View-Master-Ideal, a toy manufacturer.

CUSIP No. 228309100	13D/A	Page 11 of 14 Pages

Pursuant to the terms of the Agreement, the Board has also formed a Strategic Review Committee (“Committee”). The Charter of the Committee charges it with responsibility for developing, reviewing, evaluating and recommending to the Board strategic options to enhance stockholder value. The Agreement requires the Committee to present its final report to the Board setting forth its analysis and recommendations no later than March 1, 2009.

The Issuer also agreed that, upon the timely request of the Wynnefield Reporting Persons, the Issuer will use its reasonable best efforts to obtain the resignation from the Board (the “Resignation”) of one (1) director to be chosen by the Issuer (other than a Class I director or Mr. Kling (or the Alternative Designee)) so that at the 2010 Annual Meeting, the Company’s stockholders will vote for the election of four (4) directors. If the Issuer is unable to obtain such Resignation, then it is required to increase the size of the Board to nine (9) members at least thirty (30) days prior to the latest date that shareholder nominations of directors can be made for the 2010 Annual Meeting.

The Issuer has further agreed, prior to or at the 2010 Annual Meeting, (i) not to increase the size of the Board to more than seven (7) directors, except pursuant to the provisions of the Agreement, and (ii) not to change the process by which the Issuer’s stockholders may nominate and vote with respect to the election of directors.

The Wynnefield Reporting Persons have agreed to withdraw the Nomination Letter and to cease its proxy solicitation in connection with the 2008 Annual Meeting. The Wynnefield Reporting Persons have also agreed that, prior to the expiration of the Restricted Period, they will not (i) conduct, support or participate in any proxy or consent solicitation with respect to the removal or election of directors, nor (ii) make any statement or announcement that constitutes an ad hominem attack on the Issuer, its officers and directors, although they may continue to present their views on any matter publicly disclosed by the Issuer.

The Wynnefield Reporting Persons have further agreed to vote all their shares in support of the Board’s director nominees at the 2008 Annual Meeting and 2009 Annual Meeting and to vote their shares in the same proportion as the votes cast by stockholders not affiliated with the Issuer with respect to all other matters at such meetings.

The Agreement permits the Wynnefield Reporting Persons and their affiliates to acquire, during the Restricted Period, up to an aggregate of 20% of the Issuer’s Common Shares without triggering the Issuer’s Rights Plan.

During the Restricted Period, the Wynnefield Reporting Persons will be deemed to be “insiders” of the Issuer and shall have the right to obtain non-public information from the Issuer’s directors and management, which the Wynnefield Reporting Persons have agreed to keep strictly confidential. However, the Wynnefield Reporting Persons shall not buy or sell any securities of the Issuer, other than in compliance with applicable laws and with the policies and procedures of the Issuer to which all of the Issuer’s directors are subject.

The Issuer also agreed to reimburse Wynnefield Reporting Persons for certain of their out-of-pocket expenses.

The summary of the terms of the Agreement as set forth herein is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 7.

Other than as set forth in this Item 4, no Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, and may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, subject to any obligations set forth in the Agreement,  in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraph (a) through (j) of Item 4 of the Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Agreement described in Item 4.

CUSIP No. 228309100	13D/A	Page 12 of 14 Pages

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

The following exhibits are filed as part of this Schedule 13D:

Exhibit 7	Governance and Standstill Agreement dated as of July 1, 2008, by and among the Issuer and the Wynnefield Reporting Persons.
Exhibit 99.1	Press Release, dated July 3, 2008.

CUSIP No. 228309100	13D/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 7, 2008

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP No. 228309100	13D/A	Page 14 of 14 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually